CUSIP No. 58449C100

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MediaMind Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58449C100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)	Page 1 of 13 pages

CUSIP No. 58449C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Insight Venture Partners IV, L.P. 52-2269503
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

SEC 1745 (3-06)	Page 2 of 13 pages

CUSIP No. 58449C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Insight Venture Partners (Cayman) IV, L.P. 90-0183706
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

SEC 1745 (3-06)	Page 3 of 13 pages

CUSIP No. 58449C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Insight Venture Partners IV (Co-Investors), L.P. 52-2269509
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

SEC 1745 (3-06)	Page 4 of 13 pages

CUSIP No. 58449C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Insight Venture Partners IV (Fund B), L.P. 52-2269507
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

SEC 1745 (3-06)	Page 5 of 13 pages

CUSIP No. 58449C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Insight Venture Associates IV, L.L.C. 37-1417641
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

SEC 1745 (3-06)	Page 6 of 13 pages

CUSIP No. 58449C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Insight Holdings Group, L.L.C. 35-2158588
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

SEC 1745 (3-06)	Page 7 of 13 pages

Item 1.

(a)	Name of Issuer

MediaMind Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices

135 West 18th Street, 5th Floor

New York, NY 10011

Item 2.

(a)	Name of Person Filing

Insight Venture Partners IV, L.P.

Insight Venture Partners (Cayman) IV, L.P.

Insight Venture Partners IV (Co-Investors), L.P.

Insight Venture Partners IV (Fund B), L.P.

Insight Venture Associates IV, L.L.C.

Insight Holdings Group, L.L.C.

Address of Principal Business Office or, if none, Residence

680 Fifth Avenue, 8th Floor

New York, NY 10019

See also supplemental information relating to principal business office included in Exhibit 2(a) attached hereto.

(b)	Citizenship

Insight Venture Partners IV, L.P.: Delaware

Insight Venture Partners (Cayman) IV, L.P.: Cayman Islands

Insight Venture Partners IV (Co-Investors), L.P.: Delaware

Insight Venture Partners IV (Fund B), L.P.: Delaware

Insight Venture Associates IV, L.L.C.: Delaware

Insight Holdings Group, L.L.C.: Delaware

(c)	Title of Class of Securities (of Issuer)

Common Stock, par value $0.001 per share

SEC 1745 (3-06)	Page 8 of 13 pages

(d)	CUSIP / ISIN Number:

58449C100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SEC 1745 (3-06)	Page 9 of 13 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Insight Venture Partners IV, L.P.: 0

Insight Venture Partners (Cayman) IV, L.P.: 0

Insight Venture Partners IV (Co-Investors), L.P.: 0

Insight Venture Partners IV (Fund B), L.P.: 0

Insight Venture Associates IV, L.L.C.: 0

Insight Holdings Group, L.L.C.: 0

(b)	Percent of class:

Insight Venture Partners IV, L.P.: 0%

Insight Venture Partners (Cayman) IV, L.P.: 0%

Insight Venture Partners IV (Co-Investors), L.P.: 0%

Insight Venture Partners IV (Fund B), L.P.: 0%

Insight Venture Associates IV, L.L.C.: 0%

Insight Holdings Group, L.L.C.: 0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote :

Insight Venture Partners IV, L.P.: 0

Insight Venture Partners (Cayman) IV, L.P.: 0

Insight Venture Partners IV (Co-Investors), L.P.: 0

Insight Venture Partners IV (Fund B), L.P.: 0

Insight Venture Associates IV, L.L.C.: 0

Insight Holdings Group, L.L.C.: 0

(ii)	Shared power to vote or to direct the vote:

Insight Venture Partners IV, L.P.: 0

Insight Venture Partners (Cayman) IV, L.P.: 0

Insight Venture Partners IV (Co-Investors), L.P.: 0

Insight Venture Partners IV (Fund B), L.P.: 0

Insight Venture Associates IV, L.L.C.: 0

Insight Holdings Group, L.L.C.: 0

(iii)	Sole power to dispose or to direct the disposition of:

Insight Venture Partners IV, L.P.: 0

Insight Venture Partners (Cayman) IV, L.P.: 0

Insight Venture Partners IV (Co-Investors), L.P.: 0

Insight Venture Partners IV (Fund B), L.P.: 0

Insight Venture Associates IV, L.L.C.: 0

Insight Holdings Group, L.L.C.: 0

(iv)	Shared power to dispose or to direct the disposition of:

Insight Venture Partners IV, L.P.: 0

Insight Venture Partners (Cayman) IV, L.P.: 0

Insight Venture Partners IV (Co-Investors), L.P.: 0

Insight Venture Partners IV (Fund B), L.P.: 0

Insight Venture Associates IV, L.L.C.: 0

Insight Holdings Group, L.L.C.: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

SEC 1745 (3-06)	Page 10 of 13 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The identity and background of the members reporting in this Schedule 13G is included in Exhibit 2(a) attached hereto.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable

SEC 1745 (3-06)	Page 11 of 13 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/14/2012
Date

/s/ Edward C. Delk
Signature

Edward C. Delk, Chief Compliance Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SEC 1745 (3-06)	Page 12 of 13 pages

EXHIBIT 2(a)

Item 2: Identity and Background.

This statement is also being filed by Insight Venture Partners IV, L.P., a Delaware limited partnership (hereinafter referred to as “VP”), Insight Venture Partners IV (Co-Investors), L.P., a Delaware limited partnership (hereinafter referred to as “VP Co-Investors”), Insight Venture Partners (Cayman) IV, L.P., a Cayman Islands limited partnership (hereinafter referred to as “VP Cayman”), Insight Venture Partners IV (Fund B), L.P., a Delaware limited partnership (hereafter referred to as “VP Fund B”, together with VP, VP Co-Investors and VP Cayman, the “Insight Funds”), Insight Venture Associates IV, L.L.C., a Delaware limited liability company (hereafter referred to as “Associates”) and Insight Holdings Group, L.L.C., a Delaware limited liability company (hereinafter referred to as “Holdings”), each of whose principal office is located at c/o Insight Capital Partners IV, L.P., 680 Fifth Avenue, 8th Floor, New York 10019. Each of VP, VP Co-Investors, VP Cayman and VP Fund B is engaged in the venture capital business. Each of Associates and Holdings is engaged in the venture capital business indirectly through the Insight Funds.

Associates is the general partner of each of the Insight Funds, and as such may be deemed to be the beneficial owner of all shares held by the Insight Funds. Holdings is the managing member of Associates, and as such may be deemed to be the beneficial owner of all shares held by the Insight Funds.

SEC 1745 (3-06)	Page 13 of 13 pages